UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Koucouthakis, Barbara S.
   4 Greenway Plaza
   Houston, Texas  77046
   USA
2. Issuer Name and Ticker or Trading Symbol
   Transocean Offshore Inc.
   RIG
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 31, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President and Controller
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Stock (1)             |(2)   |J (2|186 (2)           |A  |(2)        |1,618 (3)          |I     |(3)                        |
                             |      |)   |                  |   |           |                   |      |                           |
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Common Stock                 |3/12/9|A   |2,400 (4)         |A  |           |15,532 (5)         |D     |                           |
                             |7     |    |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Executive Stock Options |$28.75  |3/12/|A   |6,400      |A  |(6)  |3/11/|Common Stock|6,400  |       |6,400       |D  |            |
(1)                     |        |97   |    |           |   |     |07   |            |       |       |            |   |            |
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Explanation of Responses:
(1) Shares of common stock, numbers of stock options and sale and exercise prices thereof shown in this report have been adjusted to reflect the issuer's two-for-one stock split effected in the form of a 100% stock dividend paid in September 1997.
(2) Shares acquired under the Transocean Offshore Inc. Savings Plan, including contributions and dividends, between January 1, 1997 and
December 31, 1997, which shares are exempt under Rule 16b-3. The acquisition prices ranged from $27.125 to $57.76 per share. The number of shares listed is approximate because Plan accounting is on a unit basis.
(3) Shares held under the Transocean Offshore Inc. Savings Plan at December 31, 1997. The number of shares listed is approximate because Plan accounting  is on a unit
basis.
(4) Grant of restricted stock under the Transocean Offshore Inc. Long-Term Incentive Plan. The shares vest as follows: 800 on 3/12/00; 800 on
3/12/01 and 800 on
3/12/02.
(5) Includes shares of unvested restricted stock granted under the Transocean Offshore Inc. Long-Term Incentive Plan.
(6) Grant of stock options under the Transocean Offshore Inc. Long-Term Incentive Plan exercisable as follows: 2,134 on 3/12/98, 2,134 on 3/12/99 and 2,132 on
3/12/00.
This statement confirms that the undersigned has authorized and designated Eric
B. Brown and Nicolas J. Evanoff, and each of them severally, to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Transocean Offshore Inc.
 The authority of Eric B. Brown and Nicolas J. Evanoff shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to securities of Transocean Offshore Inc., unless earlier revoked in writing. The undersigned acknowledges that Eric B. Brown and Nicolas J. Evanoff are not assuming any of the undersigned's responsibilities to comply with
Section 16 of the Securities Exchange Act 1934.
February 17, 1998
                                                                   /s/  Barbara
S. Koucouthakis
SIGNATURE OF REPORTING PERSON
/s/ Barbara S. Koucouthakis by Nicolas J. Evanoff
DATE
February 17, 1998